UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. )1

CDI Corp.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

125071100
(CUSIP Number)

GREG LEMPEL
1177 West Loop South, Suite 1625
Houston, Texas 77027
713-482-2196

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 125071100

1	NAME OF REPORTING PERSON BLR Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,100,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 125071100

1	NAME OF REPORTING PERSON BLRPart, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,100,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 125071100

1	NAME OF REPORTING PERSON BLRGP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,100,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125071100

1	NAME OF REPORTING PERSON Fondren Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,100,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 125071100

1	NAME OF REPORTING PERSON FMLP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,100,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125071100

1	NAME OF REPORTING PERSON Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,100,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125071100

1	NAME OF REPORTING PERSON Joshua E. Schechter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,890
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 13,890
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125071100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.10 per share (the “Shares”), of CDI Corp., a Pennsylvania corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1735 Market Street, Suite 200, Philadelphia, Pennsylvania 19103.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	BLR Partners LP, a Texas limited partnership (“BLR Partners”);

(ii)	BLRPart, LP, a Texas limited partnership (“BLRPart GP”), which serves as the general partner of BLR Partners;

(iii)	BLRGP Inc., a Texas S corporation (“BLRGP”), which serves as the general partner of BLRPart GP;

(iv)	Fondren Management, LP, a Texas limited partnership (“Fondren Management”), which serves as the investment manager of BLR Partners;

(v)	FMLP Inc., a Texas S corporation (“FMLP”), which serves as the general partner of Fondren Management;

(vi)	Bradley L. Radoff, who serves as the sole shareholder and sole director of each of BLRGP and FMLP; and

(vii)	Joshua E. Schechter.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of BLR Partners, BLRPart GP, BLRGP, Fondren Management, FMLP and Mr. Radoff is 1177 West Loop South, Suite 1625, Houston, Texas 77027. The address of the principal office of Mr. Schechter is 302 South Mansfield Avenue, Los Angeles, California 90036.

(c)           The principal business of BLR Partners is investing in securities.  The principal business of BLRPart GP is serving as the general partner of BLR Partners.  The principal business of BLRGP is serving as the general partner of BLRPart GP. The principal business of Fondren Management is serving as the investment manager of BLR Partners. The principal business of FMLP is serving as the general partner of Fondren Management. The principal occupation of Mr. Radoff is serving as the sole shareholder and sole director of each of BLRGP and FMLP. The principal occupation of Mr. Schechter is a private investor.

CUSIP NO. 125071100

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Radoff and Schechter are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by BLR Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.   The aggregate purchase price of the 1,100,000 Shares owned directly by BLR Partners is approximately $6,018,800, including brokerage commissions.

The Shares purchased by Mr. Schechter were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 13,890 Shares owned directly by Mr. Schechter is approximately $72,202, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Dating back to July 2014 when the Reporting Persons sent a private letter to the Issuer’s Board of Directors (the “Board”), the Reporting Persons have previously communicated their views and concerns to the Issuer’s management and Board regarding a myriad of issues, including the Issuer’s corporate governance and strategy. Specifically, the Reporting Persons are concerned that a majority of the Board is over-tenured (5 of 8 directors have served on the Board at least since 2003), directors are significantly overcompensated relative to the Issuer’s size and financial performance, and the continued relationship with Barton J. Winokur’s law firm while he serves as a director creates inherent conflicts of interest in the boardroom. The Reporting Persons believe that the size of the Board should be reduced, Board compensation should be brought in line with the Issuer’s market cap and performance, ties with Mr. Winokur and his law firm should be severed and the Issuer should pursue a strategic alternatives review process.

The Reporting Persons are concerned that the Issuer’s stock price will continue to deteriorate unless immediate action is taken to address their concerns and the Reporting Persons intend to engage in discussions with the Issuer’s management, the Board, stockholders of the Issuer and other interested parties regarding the Issuer’s corporate governance (including Board composition), operations, strategic plans and other means to enhance stockholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 125071100

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 18,598,044 Shares outstanding as of August 1, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2016.

A.	BLR Partners

(a)	As of September 28, 2016, BLR Partners beneficially owned 1,100,000 Shares.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 1,100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,100,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by BLR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	BLRPart GP

(a)	BLRPart GP, as the general partner of BLR Partners, may be deemed the beneficial owner of the 1,100,000 Shares owned by BLR Partners.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 1,100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,100,000
4. Shared power to dispose or direct the disposition: 0

(c)
BLRPart GP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	BLRGP

(a)	BLRGP, as the general partner of BLRPart GP, may be deemed the beneficial owner of the 1,100,000 Shares owned by BLR Partners.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 1,100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,100,000
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 125071100

(c)
BLRGP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Fondren Management

(a)	Fondren Management, as the investment manager of BLR Partners, may be deemed the beneficial owner of the 1,100,000 Shares owned by BLR Partners.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 1,100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,100,000
4. Shared power to dispose or direct the disposition: 0

(c)
Fondren Management has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	FMLP

(a)	FMLP, as the general partner of Fondren Management, may be deemed the beneficial owner of the 1,100,000 Shares owned by BLR Partners.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 1,100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,100,000
4. Shared power to dispose or direct the disposition: 0

(c)
FMLP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. Radoff

(a)	Mr. Radoff, as the sole shareholder and sole director of each of BLRGP and FMLP, may be deemed the beneficial owner of the 1,100,000 Shares owned by BLR Partners.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 1,100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,100,000
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Radoff has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 125071100

G.	Mr. Schechter:

(a)	As of September 28, 2016, Mr. Schechter directly owned 13,890 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 13,890
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,890
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Schechter during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

An aggregate of 1,113,890 Shares, constituting approximately 6% of the Shares outstanding, are reported in this Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 28, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated September 28, 2016.

CUSIP NO. 125071100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2016

BLR Partners LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRPart, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

CUSIP NO. 125071100

FMLP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

/s/ Bradley L. Radoff
Bradley L. Radoff

/s/ Joshua E. Schechter
Joshua E. Schechter

CUSIP NO. 125071100

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase / Sale

BLR PARTNERS LP

Purchase of Common Stock	2,300	5.4365	09/28/2016
Purchase of Common Stock	31,760	5.3708	09/27/2016
Purchase of Common Stock	5,940	5.3329	09/26/2016
Purchase of Common Stock	10,000	5.3020	09/23/2016
Purchase of Common Stock	37,500	5.2020	09/21/2016
Purchase of Common Stock	17,709	5.1383	09/20/2016
Purchase of Common Stock	150,000	5.0904	09/19/2016
Purchase of Common Stock	6,082	5.3304	09/16/2016
Purchase of Common Stock	33,791	5.3299	09/16/2016
Purchase of Common Stock	7,500	5.6249	09/15/2016
Purchase of Common Stock	42,418	5.5833	09/14/2016
Purchase of Common Stock	17,575	5.5552	09/13/2016
Purchase of Common Stock	21,840	5.6661	09/12/2016
Purchase of Common Stock	39,499	5.6909	09/09/2016
Purchase of Common Stock	23,150	5.7123	09/08/2016
Purchase of Common Stock	28,279	5.6727	09/07/2016
Purchase of Common Stock	33,071	5.6568	09/06/2016
Purchase of Common Stock	74,630	5.6786	09/02/2016
Purchase of Common Stock	12,410	5.6611	09/01/2016
Purchase of Common Stock	14,814	5.6665	08/31/2016
Purchase of Common Stock	2,591	5.6844	08/30/2016
Purchase of Common Stock	18,946	5.6997	08/29/2016
Purchase of Common Stock	3,400	5.6109	08/26/2016
Purchase of Common Stock	11,879	5.5811	08/25/2016
Purchase of Common Stock	25,456	5.6097	08/24/2016
Purchase of Common Stock	117,933	5.6171	08/23/2016
Purchase of Common Stock	25,945	5.5686	08/22/2016
Purchase of Common Stock	36,192	5.5728	08/19/2016
Purchase of Common Stock	88,269	5.6043	08/17/2016
Purchase of Common Stock	33,114	5.5652	08/16/2016
Purchase of Common Stock	48,658	5.5127	08/15/2016
Purchase of Common Stock	30,000	5.4626	08/12/2016
Purchase of Common Stock	7,349	5.4353	08/11/2016

JOSHUA E. SCHECHTER

Purchase of Common Stock	790	5.1189	09/20/2016
Purchase of Common Stock	100	5.1139	09/20/2016
Purchase of Common Stock	3,000	5.1226	09/20/2016
Purchase of Common Stock	2,285	5.2216	09/19/2016
Purchase of Common Stock	2,515	5.2116	09/19/2016
Purchase of Common Stock	200	5.2016	09/19/2016
Purchase of Common Stock	5,000	5.2401	09/19/2016

Sale of Common Stock	(4,000)	5.3490	09/16/2016
Sale of Common Stock	(94)	5.3489	09/16/2016
Sale of Common Stock	(200)	5.3490	09/16/2016
Sale of Common Stock	(300)	5.3490	09/16/2016
Sale of Common Stock	(100)	5.3490	09/16/2016
Sale of Common Stock	(100)	5.3690	09/16/2016
Sale of Common Stock	(1,350)	5.3791	09/16/2016
Sale of Common Stock	(600)	5.3800	09/16/2016
Sale of Common Stock	(600)	5.3846	09/16/2016
Sale of Common Stock	(100)	5.3790	09/16/2016
Sale of Common Stock	(700)	5.3500	09/16/2016
Sale of Common Stock	(400)	5.3590	09/16/2016
Sale of Common Stock	(99)	5.4443	09/16/2016
Sale of Common Stock	(200)	5.4746	09/16/2016
Sale of Common Stock	(200)	5.4842	09/16/2016
Sale of Common Stock	(100)	5.4747	09/16/2016
Sale of Common Stock	(800)	5.4752	09/16/2016
Purchase of Common Stock	503	5.6440	09/06/2016
Purchase of Common Stock	797	5.6439	09/06/2016
Purchase of Common Stock	600	5.6430	09/06/2016
Purchase of Common Stock	100	5.6390	09/06/2016
Purchase of Common Stock	100	5.6642	09/02/2016
Purchase of Common Stock	100	5.6641	09/02/2016
Purchase of Common Stock	749	5.6641	09/02/2016
Purchase of Common Stock	839	5.6625	09/02/2016
Purchase of Common Stock	155	5.6633	09/02/2016
Purchase of Common Stock	13	5.5562	08/16/2016
Purchase of Common Stock	200	5.5513	08/16/2016
Purchase of Common Stock	100	5.5513	08/16/2016
Purchase of Common Stock	100	5.5513	08/16/2016
Purchase of Common Stock	100	5.5513	08/16/2016
Purchase of Common Stock	200	5.5513	08/16/2016
Purchase of Common Stock	100	5.5513	08/16/2016
Purchase of Common Stock	200	5.5513	08/16/2016
Purchase of Common Stock	100	5.5513	08/16/2016
Purchase of Common Stock	200	5.5513	08/16/2016
Purchase of Common Stock	100	5.5513	08/16/2016
Purchase of Common Stock	200	5.5513	08/16/2016
Purchase of Common Stock	1,000	5.5513	08/16/2016
Purchase of Common Stock	200	5.5513	08/16/2016
Purchase of Common Stock	100	5.5513	08/16/2016
Purchase of Common Stock	70	5.5513	08/16/2016
Purchase of Common Stock	1,251	5.5511	08/16/2016
Purchase of Common Stock	366	5.5412	08/16/2016
Purchase of Common Stock	900	5.5413	08/16/2016
Purchase of Common Stock	500	5.5403	08/16/2016